Upjohn Inc.

235 East 42nd Street

New York, NY 10017

February 11, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Franklin Wyman Kevin W. Vaughn Joseph McCann Celeste Murphy

Re:	Upjohn Inc. Registration Statement on Form S-4 (File No. 333-234337) Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-234337) (the “Registration Statement”) filed by Upjohn Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on October 25, 2019, as amended on December 13, 2019, January 21, 2020 and February 6, 2020.

The Company hereby requests that the Registration Statement be made effective at 4:00 p.m. Eastern Time on February 13, 2020, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

Please contact David K. Lam of Wachtell, Lipton, Rosen & Katz at (212) 403-1394 or by email at DKLam@wlrk.com or Gordon S. Moodie of Wachtell, Lipton, Rosen & Katz at (212) 403-1180 or by email at GSMoodie@wlrk.com with any questions you may have concerning this request. Please notify Mr. Lam or Mr. Moodie when this request for acceleration has been granted.

UPJOHN INC.

By:	/s/ Michael Goettler
Name:	Michael Goettler
Title:	President

cc:	Doug Lankler, Pfizer Inc.

Bryan Supran, Pfizer Inc.

David K. Lam, Wachtell, Lipton, Rosen & Katz

Gordon S. Moodie, Wachtell, Lipton, Rosen & Katz

Bryan Roman, Mylan N.V.

Mark I. Greene, Cravath, Swaine & Moore LLP

Thomas E. Dunn, Cravath, Swaine & Moore LLP

Aaron M. Gruber, Cravath, Swaine & Moore LLP